P.E. 1/31/02

02014445

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2002

Diageo plc

(Translation of registrant's name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ....X..... Form 40-F ....

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X..........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82
....

List identifying information required to be furnished by Diageo plc pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act 1934 1 January 2002 – 31 January 2002

Information	**Required by/when**
Public Announcements/Press	The Stock Exchange, London

Announcement
Director Shareholding
(4 January 2002)

Announcement
Director Shareholding
(11 January 2002)

Announcement
Additional Listing
(14 January 2002)

Announcement
Blocklisting Interim Review
(17 January 2002)

Announcement
Director Shareholding
(18 January 2002)

Announcement
Director Shareholding
(25 January 2002)

RNS Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:23 4 Jan 2002
RNS Number	5050P

TO: Regulatory News Service

The London Stock Exchange

RE: CHAPTER 16 PARAGRAPH 13 OF

CONTINUING OBLIGATIONS

Diageo plc (the "Company") announces that it received notification on 4 January 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the "Trust") has transferred 6,948 of the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") to participants exercising options granted under the Company's UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the "Schemes"). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1. Executive directors who are potential beneficiaries of the Trust are:

   N C Rose

   P S Walsh

2. Transactions notified on 4 January 2002 in relation to the Trust.

Date of Transaction	**No. of Ordinary Shares Transferred**	**Range of Option Prices of Ordinary Shares**
04.01.02	6,948	£3.53-5.05

The total holding of the Trust now amounts to 2,625,643 Ordinary Shares.

RNS Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:12 11 Jan 2002
RNS Number	8602P

TO: Regulatory News Service

The London Stock Exchange

RE: CHAPTER 16 PARAGRAPH 13 OF

CONTINUING OBLIGATIONS

Diageo plc (the "Company") announces that it received notification on 11 January 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the "Trust") has transferred 23,272 of the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") to participants exercising options granted under the Company's UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the "Schemes"). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1. Executive directors who are potential beneficiaries of the Trust are:

   N C Rose

   P S Walsh

2. Transactions notified on 11 January 2002 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares
11.01.02	23,272	£3.53-5.05

The total holding of the Trust now amounts to 2,602,371 Ordinary Shares.

RNS Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Additional Listing
Released	10:27 14 Jan 2002
RNS Number	9058P

Diageo plc

An application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 1,288,978 Ordinary shares of 28 101/108p each under the Grand Metropolitan PLC Executive Stock Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

An application for listing has also been made to the Dublin and Paris Stock Exchange.

The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

RNS Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Blocklisting Interim Review
Released	16:44 17 Jan 2002
RNS Number	1452Q

RNS Number:1452Q
Diageo PLC
17 January 2002

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY:

   DIAGEO PLC

2. NAME OF SCHEME:

   GRAND METROPOLITAN PUBLIC LIMITED COMPANY INTERNATIONAL SAVINGS RELATED SHARE OPTION PLAN

3. PERIOD OF RETURN: FROM: 1 JULY 2001 TO: 31 DECEMBER 2001

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 53,752

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: NIL

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 53,752

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 9.2.96

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS. 3,371,777,466

CONTACT FOR QUERIES

NAME: PAM RODGERS

TELEPHONE: 020 7927 5276

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY:

   DIAGEO PLC

2. NAME OF SCHEME:

   DIAGEO (FORMERLY GUINNESS) EXECUTIVE STOCK OPTION SCHEME

3. PERIOD OF RETURN: FROM: 1 JULY 2001 TO: 31 DECEMBER 2001

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 4,227,773

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 471,876

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 3,755,897

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 5,500,000 (REF 2882 1994)
   18,405,871 (1999)

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS. 3,371,777,466

CONTACT FOR QUERIES

NAME: PAM RODGERS

TELEPHONE: 020 7927 5276

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY:

   DIAGEO PLC

2. NAME OF SCHEME:

   DIAGEO (FORMERLY GUINNESS) INTERNATIONAL SHARE SCHEME

3. PERIOD OF RETURN: FROM: 1 JULY 2001 TO: 31 DECEMBER 2001

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 1,494,317

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 135,834

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD: 1,358,483

7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION: 4,250,000

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS. 3,371,777,466

CONTACT FOR QUERIES

NAME: PAM RODGERS

TELEPHONE: 020 7927 5276

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY:

   DIAGEO PLC

2. NAME OF SCHEME:

   GRAND METROPOLITAN PUBLIC LIMITED COMPANY EXECUTIVE STOCK OPTION SCHEME

3. PERIOD OF RETURN: FROM: 1 JULY 2001 TO: 31 DECEMBER 2001

4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD: 1,452,257

5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD: 173,826

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD: 1,278,431

7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION: 10.6.92
   15.1.02 1,288,978

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS. 3,371,777,466

CONTACT FOR QUERIES

NAME: PAM RODGERS

TELEPHONE: 020 7927 5276

RNS | The company news service from the London Stock Exchange

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RNS Full Text Announcement

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Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:32 18 Jan 2002
RNS Number	1985Q

TO: Regulatory News Service

The London Stock Exchange

RE: CHAPTER 16 PARAGRAPH 13 OF

CONTINUING OBLIGATIONS

Diageo plc (the "Company") announces that it received notification on 18 January 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the "Trust") has transferred 44,962 of the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") to participants exercising options granted under the Company's UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the "Schemes"). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1. Executive directors who are potential beneficiaries of the Trust are:

   N C Rose

   P S Walsh

2. *Transactions notified on 18 January 2002 in relation to the Trust.*

Date of Transaction	No. of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares
18.01.02	44,962	£3.54-5.05

The total holding of the Trust now amounts to 2,557,409 Ordinary Shares.

RNS Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	12:27 25 Jan 2002
RNS Number	5231Q

TO: Regulatory News Service

The London Stock Exchange

RE: CHAPTER 16 PARAGRAPH 13 OF

CONTINUING OBLIGATIONS

Diageo plc (the "Company") announces that it received notification on 25 January 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the "Trust") has transferred 19,559 of the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") to participants exercising options granted under the Company's UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the "Schemes"). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1. Executive directors who are potential beneficiaries of the Trust are:

   N C Rose

   P S Walsh

2. Transactions notified on 25 January 2002 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares
25.01.02	19,559	£3.54-5.05

The total holding of the Trust now amounts to 2,537,850 Ordinary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date ..... 7 February 2002

By ....

Name: J Nicholls

Title: Assistant Secretary